SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
Publicly-Held Company
NIRE 35.300.147.952
TAX ID (CNPJ/MF) No. 01.545.826/0001 -07

Minutes of the Fiscal Council’s Meeting of Gafisa S.A. (“Company”)
held on April 19, 2010

1. Date, Time and Place: On April 19, 2010 at 2 p.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19th floor.

2. Call Notice and Attendance: Members of the Fiscal Council were regularly summoned. Present Mr. Olavo Fortes Campos Rodrigues Junior, Mr. Adriano Rudek de Moura and Ms. Aline de Oliveira Lima (alternate). As Secretary of the Fiscal Council, Ms. Fabiana Utrabo Rodrigues.

3. Document for analysis and resolution: copy of the minutes of the Board of Director’s Meeting of the Company held on April 19, 2010 at 11:00 a.m. which approved and authorized the execution, by the managers of the Company, of the Protocol and Justification of Merger of Shares of Shertis Empreendimentos e Participações S.A., enrolled with the CNPJ/MF under no.11.039.942/0001 -08 (“Shertis”), containing the terms and conditions related to the merger, by the Company, of the totality of shares issued by Shertis (“Protocol”), including its Exhibits: (i) the Protocol; (ii) the Call Notice to an Extraordinary General Shareholders’ Meeting of the Company to be held on May 18, 2010; and (iii) the managements’ proposal of the Company containing clarifications, justifications and the proposal for the modification of the Bylaws of the Company, as a consequence of the execution and approval of the Protocol.

4. Resolution: Based on the documents and clarifications provided by the Management of the Company, the members of the Fiscal Council, performing their obligations set forth by law and the Bylaws of the Company, unanimously issued the opinion attached hereto.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Olavo Fortes Campos Rodrigues Junior, Adriano Rudek de Moura and Aline de Oliveira Lima. Secretary: Fabiana Utrabo Rodrigues.

I hereby certify that this is a true copy of the minutes drawn on the appropriate corporate book.

São Paulo, April 19, 2010.

Fabiana Utrabo Rodrigues
Secretary

GAFISA S.A.
Publicly-Held Company
NIRE 35.300.147.952
TAX ID (CNPJ/MF) No. 01.545.826/0001 -07

OPINION OF THE FISCAL COUNCIL

The undersigned members of the Fiscal Council of Gafisa S.A. (“Company”), performing their obligations set forth by Section 163 of Law no. 6.404/76, after analyzing a copy of the minutes of the Board of Director’s Meeting of the Company held on April 19, 2010 at 11:00 a.m., which has approved and authorized the execution, by the managers of the Company, of the Protocol and Justification of Merger of Shares of Shertis Empreendimentos e Participações S.A., enrolled with the CNPJ/MF under no. 11.039.942/0001 -08 (“Shertis”), containing the terms and conditions related to the merger, by the Company, of the totality of shares issued by Shertis (“Protocol”), including its Exhibits: (i) the Protocol; (ii) the Call Notice to an Extraordinary General Shareholders’ Meeting of the Company’s shareholders to be held on May 18, 2010; and (iii) the managements’ proposal of the Company containing clarifications, justifications and the proposal for the modification of the Bylaws of the Company, as a consequence of the execution and approval of the Protocol (the “Documents”), issued a favourable opinion on the Documents and expressed their agreement with its approval by the Extraordinary General Shareholders’ Meeting of the Company.

São Paulo, April 19, 2010.

Olavo Fortes Campos Rodrigues Junior

Adriano Rudek de Moura	Aline de Oliveira Lima

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer